DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT
212-450-4560

15, AVENUE MATIGNON
75008 PARIS

RM
RT AM MAIN

2-CHOME
107-0052

3A CHATER ROAD
HONG KONG

File No. 82-4939

March 25, 2003

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following:

- January – December 2002 Results
- 2002 Results Presentation
- Information About 2nd Half
- Significant Event dated March 21, 2003

All of which were furnished to the *Comisión Nacional del Mercado de Valores* (CNMV).

If you have any questions, please do not hesitate to contact me at (212) 450-4560. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

3/31

Very truly yours,

Lillian R. Saldanha
Legal Assistant



RESULTS JANUARY–DECEMBER 2002

ferrovial

Contents

Ferrovial - January-December 2002 results - Unaudited figures, in millions of euro

1. Key figures

✓ **Net income** up **109%** to 455.8 million euro.

Excluding the effect of the **CINTRA** transaction, net income rose **18%**

✓ **Operating income rose 30%** to 485 million euro.

- **Financials**

	Dec. 02	Dec. 01	Change (%)
Net income	455.8	218.3	108.8
Net income ex. Cintra deal	**257.9**	**218.3**	**18.1**
EPS ex. Cintra deal	1.84	1.56	18.1
ROE ex. Cintra deal	20.7%	19.4%	
Operating income	485.1	373.5	29.9
Net revenues	5,040.2	4,240.0	18.9
Net financial debt / (Cash)	(303)	287	
Leverage	-	24%	
Gross investments	541	430	

- **Operating figures**

	Dec. 02	Dec. 01	Change (%)
Construction backlog	5,922	5,599	5.8
Work pending certification	253	198	27.8
Real estate pre-sales	655	603	8.6
Real estate backlog	955	767	24.6
Services backlog	816	718	13.6
Toll road traffic (ADT)			
Autema	15,007	13,773	9.0
Ausol I	15,397	13,201	16.6
ETR 407	254,978	235,952	8.1

- **Highlights of 2002**

✓ The agreement over Cintra was sealed in January 2002.

✓ An additional 5.8% stake in 407 ETR (Canada) was acquired in March 2002.

✓ The M45 toll road and the Artxanda tunnel opened in May, and the Estepona-Guadiaro toll road in August.

✓ The concession for Sydney Airport (Australia) was obtained in June.

✓ Contract for the construction of Warsaw airport was awarded to Ferrovial Agromán and Budimex (60/40) in June.

✓ Ferrovial was included in the Dow Jones Sustainability Indexes in September.

✓ Ferrovial was awarded the N4-N6 toll road in Ireland in November.

Ferrovial - January-December 2002 results - Unaudited figures, in millions of euro

1.1. Breakdown by division

Revenues	Dec. 02	Dec. 01	Change (%)
Construction	3,788.9	3,431.7	10.4
Real estate	619.7	375.2	65.2
Infrastructure	449.9	345.8	30.1
Services	340.1	215.0	58.2
Adjustments	-158.4	-127.7	
Total	**5,040.2**	**4,240.0**	**18.9**

Operating income	Dec. 02	Dec. 01	Change (%)
Construction	155.2	122.5	26.7
Real estate	103.8	88.0	18.0
Infrastructure	210.7	161.1	30.8
Services	18.4	11.8	55.9
Adjustments/Other	-3.1	-9.9	
Total	**485.0**	**373.5**	**29.9**

Operating margin	Dec. 02	Dec. 01
Construction	4.1%	3.6%
Real estate	16.5%	23.5%
Infrastructure	46.8%	46.6%
Services	5.4%	5.5%
Consolidated Group	**9.6%**	**8.8%**

EBT	Dec. 02	Dec. 01	Change (%)
Construction	178.8	147.2	21.5
Real estate	77.2	73.3	5.3
Infrastructure	155.3	117.4	32.3
Services	8.0	6.4	25
Other (*)	265.0	4.4	-
Total	**684.3**	**348.7**	**96.3**

Net income	Dec. 02	Dec. 01	Change (%)
Construction	120.5	95.3	26.4%
Real estate	55.2	48.7	13.3%
Infrastructure	56.1	45.5	23.4%
Services	4.2	4.6	-8.7%
Other (*)	219.8	24.2	
Total	**455.8**	**218.3**	**108.8%**

(*) In 2002, this figure is basically the extraordinary gain on the Cintra transaction.

Ferrovial - January-December 2002 results - Unaudited figures, in millions of euro

2. Income statement

	Dec. 02	Dec. 01	Change (%)	% of revenues Dec. 02	% of revenues Dec. 01
Net sales	**5,040.2**	**4,240.0**	**18.9**	**100.0**	**100.0**
Other revenues	36.2	32.5	11.6	0.7	0.8
Change in finished product and product in process inventories	4,4	5.9	-25.9	0.1	0.1
Total operating revenues	**5,080.8**	**4,278.4**	**18.8**	**100.8**	**100.9**
External and operating expenses	3,766.2	3,208.4	17.4	74.7	75.7
Personnel expenses	663.1	543.9	21.9	13.2	12.8
Period depreciation	82.5	88.8	-7.1	1.6	2.1
Provision to Reversion Fund	20.6	11.6	78.6	0.4	0.3
Change in operating provisions	63.4	52.2	21.5	1.3	1.2
Total operating expenses	**4,595.8**	**3,904.9**	**17.7**	**91.2**	**92.1**
NET OPERATING INCOME	**485.0**	**373.5**	**29.9**	**9.6**	**8.8**
Financial revenues	60.3	59.7	1.0	1.2	1.4
Financial expenses	-85.0	-109.8	-22.5	-1.7	-2.6
Financial result	**-24.7**	**-50.1**	**-50.6**	**-0.5**	**-1.2**
Equity-accounted affiliates	12.4	10.5	18.4	0.2	0.2
Amortization of goodwill in consolidation	-24.0	-10.2	136.0	-0.5	-0.2
INCOME FROM ORDINARY ACTIVITIES	**448.7**	**323.7**	**38.6**	**8.9**	**7.6**
Extraordinary income	235.6	24.9	844.5	4.7	0.6
INCOME BEFORE TAXES	**684.3**	**348.7**	**96.3**	**13.6**	**8.2**
Income tax	-207.3	-112.0	85.1	-4.1	-2.6
CONSOLIDATED INCOME	**477.0**	**236.7**	**101.5**	**9.5**	**5.6**
Minority interests	-21.2	-18.4	15.0	-0.4	-0.4
NET ATTRIBUTABLE INCOME	**455.8**	**218.3**	**108.8**	**9.0**	**5.1**

In line with Spanish and international regulations, financial expenses incurred during the construction of toll roads are capitalised.

Until December 2001, some companies complied with this rule by means of a credit to the P&L under "Capitalised in-house work on fixed assets" (a revenue account), which forms part of operating income.

This distorted group operating income and, consequently, the overall percentage sales margin (by increasing both of them), without having any real impact on group net income since that item was netted against higher financial expenses.

In order to avoid this distortion of group operating income and ensure proper comparability between periods, it has been decided to book the capitalisation in the form of a credit to the financial expenses account, starting 1 January 2002.

The January-December 2002 figures are presented in line with this approach, and the figures for January-December 2001 have been adjusted to the same approach to allow for comparison.

Ferrovial - January-December 2002 results - Unaudited figures, in millions of euro

2.1. Net revenues: Sales

Net revenues increased by **19 %.**

The individual lines of business performed as follows:

	Dec. 02	Dec. 01	Change (%)
Construction	3,788.9	3,431.7	10.4
Real estate	619.7	375.2	65.2
Infrastructure	449.9	345.8	30.1
Services	340.1	215.0	58.2
Adjustments*	-158.4	-127.7	
Total	**5,040.2**	**4,240.0**	**18.9**

(*) This item relates to consolidation adjustments for intra-group sales.

The main factors behind these growth figures were:

- Construction: a rapid pace of production, primarily in Spain (+22%) due to construction work on stepped-up execution of projects under the Infrastructure Plan.
- Infrastructure: increase in revenues from 407 ETR and Ausol (up 18% and 27%, respectively), a larger contribution from the Chilean toll roads and increased billings at Bristol airport.
- Real estate: a sharp increase in the number of homes delivered plus the contribution from Don Piso (half of the year in 2001)

Sales by region

	Dec. 02		Dec. 01		Change (%)
Spain	3,602	71%	2,821	67%	27.7
Other countries	1,439	29%	1,419	33%	1.4
Total	**5,040**	**100%**	**4,240**	**100%**	**18.9**

Although international sales rose by 1.4% (in a situation of adverse exchange rates), the rapid growth in all lines of business in the domestic market reduced the weighting of international activities.

The foreign countries making the greatest contribution are Poland (12%), Portugal (5%), Canada (4%) and Chile (4%).

Ferrovial - January-December 2002 results - Unaudited figures, in millions of euro

2.2. Personnel expenses

The 21% increase in this item is due to the fact that the average labor force rose from 23,522 to 28,454 primarily due to the addition of Eurolimp and other services businesses which are very labor-intensive.

2.3. Operating income

Operating income grew by **30%**. The breakdown by line of business is as follows:

	Dec. 02	Dec. 01	Change (%)
Construction	155.2	122.5	26.7
Real estate	103.8	88.0	18.0
Infrastructure	210.7	161.1	30.8
Services	18.4	11.8	55.9
Adjustments / Other	-3.1	-9.9	
Total	**485.0**	**373.5**	**29.9**

The operating margin was 9.6%, up from 8.8% in December 2001.

This sizeable increase was due to rapid growth in sales in the various divisions and an improvement in construction margins despite the decline in margins in Real Estate (from 24% to 17%) caused by the sizeable land sales in 2001 (65 million euro) at a gross margin of 41%.

Contribution to operating income by division

	Dec. 02	Dec. 01
Construction	32%	32%
Real estate	21%	23%
Infrastructure	43%	42%
Services	4%	3%
Consolidated Group	**100%**	**100%**

The more recurring activities (Infrastructure and Services) contributed close to 50% of operating income.

Ferrovial - January-December 2002 results - Unaudited figures, in millions of euro

2.4. Financial result

	Dec. 02	Dec. 01
Concession companies	-34.6	-24.5
Rest of group	9.9	-25.5
Total	**-24.7**	**-50.0**

Concession companies' net financial expenses increased as a result of higher debt due to full consolidation of the Santiago-Talca project (US$ 421 million); it was equity-accounted up to September 2001.

The rest of the group recorded a positive **financial result** in 2002 due to the fact that the group had a net cash balance, contrasting with a debt position in 2001.

The net cash balance at 2002 year-end was due to the sale of 40% of Cintra in January for 816 million euro.

The **net cash balance** at the end of the period was **302.9** million euro (excluding concessionaire's debt, which is without recourse to Ferrovial), compared with a debt of 287 million euro in 2001.

Leverage is zero, compared with 24% in 2001.

2.5. Equity-accounted affiliates

	Dec. 02
Construction	-0.5
Real estate	6.7
Infrastructure	6.0
Services	0.2
Total	**12.4**

Earnings from equity-accounted affiliates reached 12.4 million euro, mainly from the Real Estate division (7 million euro), due to the sale of a building in the joint venture with Morgan Stanley, and Infrastructure (6 million euro) because of the positive contribution by Europistas, and the inclusion of the results of Sydney airport in the july-december period had a negative impact amounting to 4.6 million euro.

Ferrovial - January-December 2002 results - Unaudited figures, in millions of euro

2.6. Goodwill amortization

Goodwill amortization doubled with respect to 2001, from 10 to 24 million euro, due to amortization of goodwill arising on the increase in Ferrovial's holdings in Europistas and Ausol in December 2001, the increase in the stake in 407 ETR (March 2002), the acquisition of Eurolimp (December 2001) and the amortization of goodwill at Bristol Airport.

Goodwill on the balance sheet went from 222.5 to 335.7 million euro in 2002.

2.7. Extraordinary results

Extraordinary items totaled 236 million euro, mainly from the Cintra transaction. The principal items are as follows:

Detail of extraordinary results	**Dec. 02**
Cintra transaction	383.0
Provisions for Latin America (1)	-156.8
Budimex	-11.7
Portfolio provisions and other	-7.1
Sale of Wanadoo	11.2
Sale of treasury stock	17.0
Total extraordinary items	**235.6**

(1) This provision is to adjust the book value of Latin American countries in the Infrastructure division, particularly the toll road operators in Chile.

Excluding the aforementioned effect and the Cintra transaction, extraordinary income amounted to 9.5 million euro (25 million euro in 2001).

2.8. Taxes

The book expense for taxes amounts to 207 million euro, implying a tax rate of 30.3%.

Ferrovial - January-December 2002 results - Unaudited figures, in millions of euro

2.9. Net income

At 456 million euro, net income increased by 109%.

Net income growth was **18%** (i.e. excluding extraordinary gains on the sale of Cintra and the provisions for investments by Grupo Ferrovial and Cintra in Latin America):

	Dec. 02	**Dec. 01**	**Change (%)**
Income from ordinary activities	**448.8**	**323.8**	**38.6**
Extraordinary items	9.5	24.9	
Income before taxes	**458.2**	**348.7**	**31.4**
tax rate	-30.4%	-32.1%	
Taxes	-139.1	-112.0	
Income before minority interests	319.1	236.7	34.8
Minority interests	-61.2	-18.4	
Net income	**257.9**	**218.3**	**18.1**

Ferrovial - January-December 2002 results - Unaudited figures, in millions of euro

3. Analysis by line of business

Note: For uniformity with 2001, the earnings before taxes (EBT) of the Construction and Infrastructure businesses do not include the extraordinary gains on the Cintra transaction.

3.1. Construction

	Dec. 02	Dec. 01	Change (%)
Sales	3,788.9	3,431.7	10.4
Operating income	155.2	122.5	26.7
Operating margin	4.1%	3.6%	
EBT	178.8	147.2	21.5
EBT margin	4.7%	4.3%	
Backlog	5,922	5,599	5.8
Investment	63	57	

Production increased rapidly, principally in Spain (+22%) due to the faster pace of execution of the work linked to the Infrastructure Plan.

Operating **margins rose** 50 basis point to 4.1% despite the limited (though positive contribution) by Budimex, which improved considerably in the second half.

The backlog rose despite the rapid pace of production: it went from 5.6 billion euro to 5.9 billion euro (+6% year-on-year), an 11% without Budimex.

- **Construction data ex-Budimex**

	Dec. 02	Dec. 01	Change (%)
Sales	3,170.1	2,745.0	15.5
Operating income	152.4	123.9	23.0
Operating margin	*4.8%*	*4.5%*	
EBT	195.5	167.2	16.9
EBT margin	*6.2%*	*6.1%*	
Backlog	5,407	4,854	11.4

- **Budimex figures**

	Dec. 02	Dec. 01	Change (%)
Sales	618.8	686.8	-9.9
Operating income	2.8	-1.4	300.0
Operating margin	*0.5%*	*-0.2%*	
EBT	-16.7	-20.0	16.5
EBT margin	*-2.7%*	*-2.9%*	
Backlog	515	745	-30.9

Ferrovial - January-December 2002 results - Unaudited figures, in millions of euro

In local currency, sales fell 2%, compared with an estimated 8.8% decline in the overall Polish market in 2002.

Excluding the exchange rate effect, the backlog shrank by 23%. In addition to difficulties in the construction market in Poland in the last two years (-8% and -8.8%), the decline in the backlog is also due to the establishment of Ferrovial contracting methods.

Budimex quarterly performance

2002	Sales	Operating income	Margin
January-March	69.1	-2.6	-3.8%
April-June	140.6	-2.7	-1.9%
July-September	169.4	-0.8	-0.5%
October-December	239.7	8.9	3.7%
January-December	**618.8**	**2.8**	**0.5%**

3.2. Real estate

	Dec. 02	Dec. 01	Change (%)
Sales	619.7	375.2	65.2
Operating income	103.8	88.0	18.0
Operating margin	*16.8%*	*23.5%*	
EBT	77.2	73.3	5.3
EBT margin	*12.5%*	*19.5%*	
Presales in 2002	655	603	8.6
Backlog	955	767	24.6
Land purchase	343	314	

Sales increased by **65%** due to the rapid pace of deliveries. This growth figure is particularly positive considering that the December 2001 figure included 65 million euro of land sales at a 41% margin.

Eliminating this effect, the operating margin was approximately 19% in 2001.

Despite 18% EBIT growth, the increase in EBT was much lower due to provisions in 2002 (6.8 million euro), contrasting with extraordinary gains in 2001 (5.7 million euro).

The **backlog** was **955** million euro, 25% more than at 2001 year-end; this backlog figure guarantees sales in 2003 and a sizeable part of 2004.

The pre-sales figure improved substantially in 2002, with a **9%** increase, inverting the negative trend in the year (-11% through June) due to the improvement in the sale of new developments in the fourth quarter.

Ferrovial - January-December 2002 results - Unaudited figures, in millions of euro

The **breakdown by activities** is as follows:

	Dec. 02	Dec. 01	Change (%)
Direct home development			
Sales	437.6	188.0	133
Gross income	84.5	31.8	166
As % of sales	19.3%	16.9%	
Condominium development			
Sales	76.2	95.2	-20
Gross income	31.9	43.9	-27
As % of sales	41.9%	46.1%	
Land sales			
Sales	38.1	65.4	-42
Gross income	2.1	26.9	-92
As % of sales	5.5%	41.1%	
Realty brokerage (Don Piso)			
Sales	69.4	26.6	161
Gross income	18.1	1.8	903
As % of sales	26.0%	6.8%	
Tertiary			
Sales	5.5	0	
Gross income	5.3	0	
As % of sales	96.4%		
Intra-group adjustments			
Sales	-7.1	0.2	
Gross income	0.0	0	
Total sales	**619.7**	**375.4**	**65**
Total gross income	141.9	104.4	36
As % of sales	22.9%	27.8%	
Operating expenses	-38.1	-16.4	
Operating income	**103.8**	**88.0**	**18**
Operating margin	16.8%	23.5%	

Ferrovial - January-December 2002 results - Unaudited figures, in millions of euro

3.3. Infrastructure

	Dec. 02	Dec. 01	Change (%)
Sales	449.9	345.8	30.1
Operating income	210.7	161.1	30.8
Operating margin	*46.8%*	*46.6%*	
EBT	155.3	117.4	32.3
EBT margin	*34.5%*	*34.0%*	
Investment	418	312	

Sales increased rapidly due to growth in revenues from 407 ETR (+18%) and Ausol (+27%), a greater contribution from airports and the contribution from the Chilean toll roads.

Earnings before taxes do not include 226 million euro in extraordinary results due to the sale of 40% of Cintra and the extraordinary provision (section 2.7).

Breakdown by business area

		Dec. 02	Dec. 01	Change (%)
Toll roads	Revenues	337.5	252.9	33.5
	Operating income	182.0	138.4	31.5
	Operating margin	53.9%	54.7%	
Car parks	Revenues	75.0	66.6	12.6
	Operating income	14.0	13.6	2.9
	Operating margin	18.7%	20.4%	
Airports	Revenues	37.4	26.3	42.2
	Operating income	14.6	9.1	60.4
	Operating margin	39.0%	34.6%	

Ferrovial - January-December 2002 results - Unaudited figures, in millions of euro

3.4. Services

	Dec. 02	Dec. 01	Change (%)
Sales	340.1	215.0	58.2
Operating income	18.4	11.8	55.9
Operating margin	*5.4%*	*5.5%*	
EBT	8.0	6.4	25.0
EBT margin	*2.4%*	*3.0%*	
Backlog	816	718	13.6
Capital expenditure	17	17	

There was a significant improvement in both sales and operating income. The addition of Eurolimp (acquired in late 2001) contributed 86 million euro in sales and an operating loss of -0.2 million euro.

But for the addition of Eurolimp, sales would have risen by 18% and the operating margin would have been 7%.

Ferrovial - January-December 2002 results - Unaudited figures, in millions of euro

4. Consolidated balance sheet at 31-12-02

	Dec. 02	Dec. 01
Due from shareholders for uncalled capital	9.2	12.2
FIXED ASSETS	**5,753.9**	**5,781.4**
GOODWILL IN CONSOLIDATION	**355.7**	**222.5**
DEFERRED CHARGES	**875.4**	**752.6**
CURRENT ASSETS	**4,272.3**	**4,212.6**
Inventories	1,213.9	1,021.8
Accounts receivable	1,982.1	1,878.6
Cash and cash equivalents	1,013.6	1,252.2
Toll road concession companies	293.4	451.2
Other companies	720.3	801.3
Accrual adjustments	62.7	60.1
TOTAL ASSETS	**11,266.6**	**10,981.3**
SHAREHOLDERS' EQUITY	**1,494.6**	**1,197.7**
MINORITY INTERESTS	**774.3**	**425.3**
NEGATIVE DIFFERENCE IN CONSOLIDATION	**9.2**	**8.4**
DEFERRED REVENUES	**68.8**	**51.6**
PROVISIONS FOR CONTINGENCIES AND EXPENSES	**289.4**	**105.5**
LONG-TERM DEBT	**4,816.6**	**5,641.3**
Interest-bearing debt	4,315.3	5,245.4
Toll road concession companies	4,000.4	4,348.6
Other companies	314.9	896.8
Trade accounts payable	501.3	395.9
CURRENT LIABILITIES	**3,663.4**	**3,460.2**
Interest-bearing debt	393.8	348.3
Toll road concession companies	290.8	157.2
Other companies	103.0	191.1
Trade accounts payable	2,618.2	2,481.6
Other current liabilities	612.2	558.6
Accrual adjustments	39.1	71.8
OPERATING PROVISIONS	**150.3**	**91.3**
TOTAL LIABILITIES	**11,266.6**	**10,981.3**

Ferrovial - January-December 2002 results - Unaudited figures, in millions of euro

4.1 Net cash balance at 31-12-02

	Ferrovial	Concessionaires	Total
Debt	417.9	4,291.2	4,709.1
Long term	314.9	4,000.4	4,315.3
Short term	103.0	290.8	393.8
Cash & cash equivalents	720.8	293.4	1,014.1
Net position	**302.9**	**-3,997.8**	**-3,695.0**

Ferrovial had a **net cash balance of 302.9** million euro (the concessionaires' debt carried on the balance sheet is without recourse to Ferrovial).

Change in cash balance

Debt at beginning of 2002		**-287**
Funds from operations		292
Funds from investments		324
Sale of CINTRA	816	
Capital expenditure	-492	
Dividends paid		-59
Minority interests		51
Other		-19
Debt at end of 2002		**303**
Change in cash balance		-590

Ferrovial - January-December 2002 results - Unaudited figures, in millions of euro

4.2 Cash flow by division
(with equity-accounted concession companies)

	2002	2001
Funds from operations	**292.2**	**401.7**
Construction	355.3	428.4
Infrastructure	121.4	59.3
Real estate	-184.8	-99
Services	0.0	5.3
Corporation / Other	0.3	7.7
Funds from investments	**324.1**	**-149.2**
Construction	-43.3	-11.8
Infrastructure	370.43	-147.7
Real estate	-1.6	-0.2
Services	-10.9	-10.4
Corporation / Other	9.5	20.9
Funds from activities	**616.2**	**252.5**

In 2001, the annual recurring flow of funds from operations in **Construction** was boosted by extraordinary collections in December.

The negative funds from operations in **Real Estate** reflects the acquisition of land for 384 million euro.

In **Infrastructure**, the net positive funds from investments reflect the 816 million euro collected in the Cintra transaction.

4.3 Gross capital investment in the period

Construction	62.6
Real estate	8.8
Infrastructure	417.7
Services	16.6
Telecommunications	32.6
Other	3.1
TOTAL	**541.4**

In the January-December period, the main investments were in the Infrastructure area, principally 233 million euro paid for a 19.6% stake in the Sydney airport concession and 127 million euro for an additional 5.8% of 407 ETR (Toronto).

The principal investment in telecommunications in the period was the capital increase at ONO in the first quarter.

Ferrovial - January-December 2002 results - Unaudited figures, in millions of euro

5. Annex I. Performance by the main toll roads

ETR 407	Dec. 02	Dec. 01	%
Sales	208.6	176.4	18%
Operating income	109.5	97.5	12%
Operating margin	52.5%	55.3%	
ADT	254,978	235,952	8%

Ausol Total	Dec. 02	Dec. 01	%
Sales	33.2	26.2	27%
Operating income	23.8	17.4	37%
Operating margin	71.7%	66.4%	
Ausol I			
Sales	30.6	26.2	17%
Operating income	22.0	17.4	26%
Operating margin	71.9%	66.4%	
ADT	15,397	13,201	17%
Ausol II			
Sales	2.6		
Operating income	1.8		
Operating margin	69.2%		
ADT	12,295		

Autema	Dec. 02	Dec. 01	%
Sales	27.0	22.8	18%
Operating income	19,5	16,8	16%
Operating margin	72,2%	73,7%	
ADT	15,007	13,773	9%

Chilean toll roads	Dec. 02	Dec. 01	%
Sales	51.6	25.4	103%
Operating income	32.8	15.6	110%
Operating margin	63.6%	61.4%	

Ferrovial - January-December 2002 results - Unaudited figures, in millions of euro

5. Annex II - Capitalization of financial expenses on infrastructure in operation under the Ministerial Order dated 10 December 1998

Under Spanish accounting regulations, and subject to certain conditions, toll road concession companies must capitalize part of the financial expenses accrued after the end of the construction period. This regulation is explained in detail in the annual report.

At present, this method is not expressly regulated under International Accounting Standards which will be obligatory for listed consolidated groups from 2005 onwards. The purpose of this note is to disclose the impact on the group's 2002 income of not capitalizing financial expenses accrued after the end of the construction period.

	Dec. 2002 a	Capitalization of Financial expenses b	Dec. 2002 (a+b)
Net sales	**5,040.2**		**5,040.2**
Operating income	**485.0**		**485.0**
Financial result - toll roads	-34.6	-218.1	-252.7
Financial result - other companies	9.9		9.9
Financial result	**-24.7**	**-218.1**	**-242.8**
Equity-accounted affiliates	12.4	2.3	14.7
Amortization of goodwill	-24.0		-24.0
Income from ordinary activities	**448.7**	**-215.8**	**232.9**
Extraordinary income	235.6		235.6
Income before taxes	**684.3**	**-215.8**	**468.5**
Income tax	207.3	-70.8	136.5
Income after tax	**477.0**	**-145.0**	**332.0**
Minority interests	-21.2	78.2	57.0
Net income	**455.8**	**-66.8**	**389.0**



Ferrovial - January-December 2002 results - Unaudited figures, in millions of euro

5. Annex III - Income statement by business area

	Construction	Infrastructure	Real estate	Services	Other	Total
Net sales	**3,788.9**	**450.0**	**619.7**	**340.1**	**-158.4**	**5,040.2**
Other revenues	16.8	19.1	0.1	0.1		36.1
Change in finished product and product in process inventories	0.0	5.1	-0.7	0.0	0.1	4.5
Total operating revenues	**3,805.7**	**474.2**	**619.0**	**340.2**	**-158.3**	**5,080.8**
External and operating expenses	3.213.3	127.9	483.1	119.4	-177.5	3.766.2
Personnel expenses	356.4	67.1	29.4	192.1	18.2	663.1
Period depreciation	31.5	57.6	1.9	8.0	4.1	103.1
Change in operating provisions	49.2	11.0	0.8	2.4	0.0	63.4
Total operating expenses	**3,650.5**	**263.6**	**515.2**	**321.8**	**-155.2**	**4,595.8**
NET OPERATING INCOME	**155.2**	**210.7**	**103.8**	**18.4**	**-3.1**	**485.0**
Financial revenues	58.0	5.3	2.0	2.1	-7.1	60.3
Financial expenses	-13.0	-50.8	-25.8	-6.3	10.9	-85.0
Financial result	**45.0**	**-45.5**	**-23.8**	**-4.2**	**3.8**	**-24.7**
Equity-accounted affiliates	-.5	5.9	6.7	0.3	0.0	12.4
Amortization of goodwill in consolidation	-4.9	-16.8	-2.6	-2.1	2.4	-24.0
INCOME FROM ORDINARY ACTIVITIES	**194.9**	**154.2**	**84.0**	**12.4**	**3.1**	**448.7**
Extraordinary income	-17.4	231.0	-6.8	-4.4	33.2	235.6
INCOME BEFORE TAXES	**177.5**	**385.3**	**77.2**	**8.0**	**36.3**	**684.3**
Income tax	-63.4	-100.6	-22.4	-3.8	-17.1	-207.3
CONSOLIDATED INCOME	**114.1**	**284.7**	**54.8**	**4.2**	**19.2**	**477.0**
Minority interests	6.4	-28.0	0.4	0.0		-21.2
NET ATTRIBUTABLE INCOME	**120.5**	**256.7**	**55.2**	**4.2**	**19.2**	**455.8**

Note: The income before taxes and net income by division presented above differ from those on pages 10 to 14 of this report due to the impact of the extraordinary gains on the Cintra transaction, mainly in the Infrastructure and Construction areas. That impact has been eliminated from the analysis of business performance during the year that is contained on those pages so as to present the figures on a uniform basis with those for 2001.

Ferrovial - January-December 2002 results - Unaudited figures, in millions of euro

5. Annex IV - Balance sheet by business area

	Construction	Infrastructure	Real estate	Services	Other	Total
Due from shareholders for uncalled capital		9.2				9.2
FIXED ASSETS	**294.2**	**5,326.5**	**31.8**	**62.8**	**38.5**	**5,753.9**
Start-up expenses	0.4	8.5	0.3	0.1		9.4
Intangible assets	4.1	114.6	0.1	27.7	1.2	147.7
Tangible fixed assets	148.0	4,671.9	20.1	29.1	8.9	4,878.1
Financial investments	141.7	531.3	11.3	5.8	-18.8	671.5
Shares of the Controlling Company		0.1			47.2	47.2
GOODWILL IN CONSOLIDATION	**74.3**	**230.8**	**19.0**	**31.6**		**355.7**
DEFERRED CHARGES	**0.1**	**863.0**	**7.9**	**4.4**	**0.0**	**875.4**
CURRENT ASSETS	**3,034.9**	**639.3**	**1,267.4**	**216.1**	**-885.4**	**4,272.3**
Inventories	109.5	19.0	1,081.7	5.6	-1.9	1,213.9
Accounts receivable	1,505.7	228.2	152.5	191.5	-95.7	1,982.1
Cash and cash equivalents	1,405.8	357.6	20.2	17.6	-787.6	1,013.6
Toll road concession companies		293.4				293.4
Other companies	1,405.8	64.2	20.2	17.6	-787.6	720.2
Accrual adjustments	14.0	34.5	12.9	1.3	-0.2	62.7
TOTAL ASSETS	**3,403.5**	**7,068.8**	**1,326.1**	**314.9**	**-846.8**	**11,266.6**
						0.0
SHAREHOLDERS' EQUITY	**479.9**	**971.9**	**247.9**	**56.5**	**-261.6**	**1,494.6**
MINORITY INTERESTS	**47.7**	**726.0**	**0.9**	**-0.3**	**0.0**	**774.3**
NEGATIVE DIFFERENCE IN CONSOLIDATION	**6.7**	**2.3**		**0.2**		**9.2**
DEFERRED REVENUES	**26.0**	**42.8**	**-0.1**	**0.1**		**68.8**
PROVISIONS FOR CONTINGENCIES AND EXPENSES	**49.7**	**227.5**	**8.5**	**3.7**	**0.0**	**289.4**
LONG-TERM DEBT	**21.4**	**4,467.8**	**314.3**	**12.8**	**0.3**	**4,816.6**
Interest-bearing debt	20.7	4,049.4	233.5	11.4	0.3	4,315.3
Toll road concession companies		4,000.4				4,000.4
Other companies	20.7	49.0	233.5	11.4	0.3	314.9
Trade accounts payable	0.7	418.4	80.8	1.3	0.0	501.3
CURRENT LIABILITIES	**2,629.5**	**625.3**	**754.4**	**239.6**	**-585.5**	**3,663.4**
Interest-bearing debt	39.1	308.7	434.0	128.7	-516.7	393.8
Toll road concession companies		290.8				290.8
Other companies	39.1	17.9	434.0	128.7	-516.7	103.0
Trade accounts payable	2,272.2	248.0	280.8	81.6	-264.4	2,618.2
Other current liabilities	295.0	56.0	37.9	27.7	195.6	612.2
Accrual adjustments	23.3	12.6	1.6	1.6	0.0	39.1
OPERATING PROVISIONS	**142.5**	**5.2**	**0.2**	**2.4**		**150.3**
TOTAL LIABILITIES	**3,403.5**	**7,068.8**	**1,326.1**	**314.9**	**-846.8**	**11,266.6**

Ferrovial - January-December 2002 results - Unaudited figures, in millions of euro

Additional information

Investor Relations Department

Telephone: + 34 91 586 28 26

Fax: + 34 91 586 26 89

e-mail: rjimenez@ferrovial.es

ir@ferrovial.es

www.ferrovial.com

ferrovial

2002 RESULTS



www.ferrovial.com

Main financial figures

	2002	2001	△ %
Net sales	5.040	4.240	18,9
Operating income	485	374	29,9
Net income	456	218	108,8
Net income (*)	258	218	18,0
EPS (*)	1,84	1,56	18,0
ROE (*)	20,7%	19,4%	
Net debt / (Cash)	(303)	287	
Leverage	--	24%	
Investment	541	430	

(*) Excluding the extraordinary result generated in the sale of 40% of Cintra

Main operating figures

	2002	2001	△ %
Construction backlog	5.922	5.599	5,8
Work pending certification	253	198	27,8
Real estate backlog	955	767	24,6
Services backlog	816	718	13,6
Toll road traffic (ADT)			
Canada	254.978	235.952	8,1
Ausol	15.397	13.201	16,6
Autema	15.007	13.773	9,0

Dividends distribution proposal

	2002	2001	△ %
Dividend	0,67	0,41	63,4
Recurring	0,47	0,41	14,6
Not recurring	0,20		
Recurrent Pay-Out	25,1%	25,6%	

Business breakdown

SALES	2002	2001	△ %
Construction	3.789	3.432	10,4
Real estate	620	375	65,2
Infrastructures	450	345	30,1
Services	340	215	58,2
Adjustments	-158	-128	
Total	5.040	4.240	18,9

EBIT	2002	2001	△ %
Construction	155	123	26,7
Real estate	104	88	18,0
Infrastructures	211	161	30,8
Services	18	12	55,9
Adjustments	-3,1	-9,9	
Total	485	374	29,9

Business breakdown

2002 *(01)*



SALES
9%
(8%)
7%
(5%)
12%
(9%)
72% (78%)



EBIT
4%
(3%)
43%
(42%)
32%
(32%)
21% (23%)

Construction · Infrastructures · Services · Real estate

Geographical breakdown

Sales	2002	2001	△ %
Domestic	3.602	2.821	27,7
International	1.439	1.419	1,4
Total	5.040	4.240	18,9

- International presence mainly in OECD countries
- LATAM: (ex-Chile) Represents 1% of sales

SALES



Poland 12%
Portugal 5%
Canada 4%
Chile 4%
Others 3%
28 %
72 %
Others
Spain

INTERNATIONAL INVESTMENTS



Australia
Canada
Europe
Latam
23 %
16 %
18 %
43 %

Gross Investment by division

	2002	2001
Construction	63	57
Real estate	9	29
Infrastructures	418	318
Services	17	17
Telecom	33	5
Others	3	3
Total	541	430

➢ Investment level sustainable for next years

Net cash position - 2002

	Ferrovial	Concesionnaires	Total
Debt	417,9	4.291,2	4.709,1
Cash & cash equivalents	720,8	293,4	1.014,1
Net position	302,9	-3.997,8	-3.695,0

- Concessionaires´ debt is without recourse to Ferrovial

Change in cash balance

Debt at beginning 2002		**-287**
Funds from operations		292
Funds from investments		324
Sale of Cintra	816	
Capital expenditure	-492	
Dividends paid		-59
Minority interests		51
Other		-19
Debt at end of 2002		**303**
Change in cash balance		590

Cash Flow

	2002	2001
Funds from operations	292,2	401,7
Construction	355,3	428,4
Infrastructures	121,4	59,3
Real estate	-184,8	-99,0
Services	0,0	5,3
Corporation/ Other	0,3	7,7
Funds from investments	324,1	-149,2
Construction	-43,3	-11,8
Infrastructures	370,4	-147,7
Real estate	-1,6	-0,2
Services	-10,9	-10,4
Corporation/ Other	9,5	20,9
Funds from activities	616,2	252,5

- Cash flow with concession companies carried by the equity method

Profit and Loss account ex - Cintra deal

	Dec-02	Dec-01	%
Net sales	**5.040,2**	**4.240,0**	**18,9**
Other revenues	40,6	38,4	5,8
Total operating revenues	**5.080,8**	**4.278,4**	**18,8**
operating expenses	4.429,3	3.752,3	18,0
Period depreciation	103,1	100,4	2,8
Change in operating provisions	63,4	52,2	21,5
Total operating expenses	**4.595,8**	**3.904,9**	**17,7**
NET OPERATING INCOME	**485,0**	**373,5**	**29,9**
Financial result	**-24,7**	**-50,1**	**-50,6**
Equity-accounted affiliates	12,4	10,5	18,4
Amortization of goodwill in consolidation	-24,0	-10,2	136,0
INCOME FROM ORDINARY ACTIVITIES	**448,8**	**323,7**	**38,6**
Extraordinary income	9,5	24,9	-61,8
INCOME BEFORE TAXES	**458,2**	**348,7**	**31,4**
Income tax	-139,1	-112,0	24,2
CONSOLIDATED INCOME	**319,1**	**236,7**	**34,8**
Minority interests	-61,2	-18,4	232,6
NET ATTRIBUTABLE INCOME	**257,9**	**218,3**	**18,1**

Profit and Loss account

	dic-02	dic-01	Δ %
Net sales	**5.040,2**	**4.240,0**	**18,9**
NET OPERATING INCOME	**485,0**	**373,5**	**29,9**
INCOME FROM ORDINARY ACTIVITIES	**448,8**	**323,7**	**38,6**
Extraordinary income	235,6	24,9	844,5
INCOME BEFORE TAXES	**684,3**	**348,7**	**96,3**
Income tax	-207,3	-112,0	85,1
CONSOLIDATED INCOME	**477,0**	**236,7**	**101,5**
Minority interests	-21,2	-18,4	15,0
NET ATTRIBUTABLE INCOME	**455,8**	**218,3**	**108,8**

ferrovial

Business areas

- Construction
- Infrastructures
- Real estate
- Services

Construction - Main Figures

	2002	2001	△ %
Sales	3.788,9	3.431,7	10,4
EBIT	155,2	122,5	26,7
EBIT margin	4,1%	3,6%	
Backlog	5.922	5.599	5,8
Work pending certification	253	198	27,8

- Sales growth and profitability increase
- Prudent accounting criteria
- Guaranteed future activity
  - Backlog
  - Infrastructures Plan
  - Concessions

Construction (II)

Construction Ex - Budimex

	dic -02	dic- 01	△ %
Sales	3.170,1	2.745,0	15,5
Operating income	152,4	123,9	23,0
Operating margin	4,8%	4,5%	
Backlog	5.407	4.854	11,4

Budimex (Poland)

	dic -02	dic- 01	△ %
Sales	618,8	686,8	-9,9
Operating income	2,8	-1,4	300
Operating margin	0,5%	-0,2%	
Backlog	515	745	-30,9

Infrastructures - Main figures

	2002	2001	△ %
Sales	449,9	345,8	30,1
EBIT	210,7	161,1	30,8
EBIT margin	46,8%	46,6%	
(ADT)			
Canada	254.978	235.952	8,1
Ausol I	15.397	13.201	16,6
Autema	15.007	13.773	9,0

- New tranches
  - M45
  - Artxanda Tunnel
  - Ausol II
  - Chile
  - Canada
- Important ADT increases

- New acquisitions and awards
  - ETR 407
  - Ireland (N4-N6)
  - Sydney Airport
  - 15.000 new parking spaces

Real estate - Main figures

	2002	2001	△ %
Sales	619,7	375,2	65,2
EBIT	103,8	88,0	18,0
EBIT sales	16,8%	23,5%	
Presales	655	603	8,6
Backlog	955	767	24,6

- Strong increase in accounting and commercial sales
- Provisions of 7 mm E (+ 6 in 2001)
- Backlog accounts for 18 months of future activity

Services - Main figures

	2002	2001	△ %
Sales	340,1	215,0	58,2
EBIT	18,4	11,8	55,9
EBIT margin	5,4%	5,5%	
Backlog	816	718	13,6

- Strong sales growth with small profitability reduction
- International opportunities: Canada PFI

Risks

- Operating risks
  - Poland
  - Tariff increases in Canada
- Interest rates
- Foreign exchange rates

Conclusions

Operating indicators	✓ Important backlog levels in all divisions ✓ Income and traffic growth
Investment potential	✓ Net cash position ✓ Leverage capacity ✓ Cash flow generation
Market conditions	✓ Spanish Infrastructure Plan ✓ European toll road concession projects ✓ Strategic position in Eastern Europe

Growth potential

ferrovial

2002 RESULTS



GENERAL

INFORMATION ABOUT:

HALF	**2nd**	**YEAR**	**2002**

I. IDENTIFICATION DETAILS OF ISSUER

Company name:
GRUPO FERROVIAL, S.A.

Business address:	**Tax identification n**
CALLE PRINCIPE DE VERGARA Nº 135 - 28.002 MADRID	A-28606556

Persons who assume responsibility for this information, the posts they occupy and identification of their powers or faculties by virtue of which they represent the company:	**Signature:**
Nicolás Villén Jiménez, Chief Financial Officer, empowered by a deed granted before the notary Antonio del Moral Castro on 15 February 1993 in Madrid with protocol no. 394 and registered at the Mercantile Register on 18 February 1993.	

CONTENT OF HALF-YEAR RESULTS
(mark the corresponding box with an X if affirmative)

		Individual	Consolidated
I. Identification details of issuer	0010	X	X
II. Change in consolidated group	0020		X
III. Basis of presentation and valuation standards	0030	X	X
IV. Balance sheet	0040	X	X
V. Income statement	0050	X	X
VI. Breakdown of net revenues by activity	0060	X	X
VII. Number of employees	0070	X	X
VIII. Business performance	0080		X
IX. Dividends distributed	0090	X	X
X. Significant events	0100	X	X
XI. Annex explaining significant events	0110		
XII. Special auditors' report	0120		

II. CHANGE IN THE COMPANIES COMPRISING THE CONSOLIDATED GROUP (19)

In 2002, the main changes in the consolidated group were as follows:

Concessions

- In January 2002, Grupo Ferrovial and Australian company Macquarie Infrastructure Group (MIG) formalized their alliance when MIG acquired 40% of Cintra, from which the car park and airport businesses had been segregated. MIG's acquisition was done by fully subscribing a 816 million euros capital increase (11.93 million euros in capital and 804.07 million euros in issue premium), which was resolved by the Shareholders' Meeting on 15 January 2002.

- In June 2002, Grupo Ferrovial acquired 19.6% of Sydney Airport Corporation Ltd, the company which owns the concession for Sydney airport (Australia), which has been included in these financial statements.

- Cintra Concesiones de Infraestructuras de Transporte, S.A. increased its stake in concession company 407 ETR International, Inc. by 5.81%.

Real estate

- The companies that comprised the Don Piso Group (ALG 7, S.L., Fradopi, S.L., Latitud 22, S.L., Living Gestión Inmobiliaria, S.L., Marno 96, S.L., Broken Hill, S.L. and Castellana, S.L.), acquired in 2001, were grouped into a single company, Ferrovial Servicios Inmobiliarios, S.A., which continues to provide property brokerage services under the Don Piso brand.

Services

- In 2002, the income statement of Grupo Eurolimp, S.A. (acquired in December 2001) were consolidated for the first time. Eurolimp is a facility cleaning group (offices, installations and hospitals).

- Ferrovial also acquired 100% of Novipav Investimentos SGES, S.A., Sopovico Soc. Port. Vias de com, S.A., Maquierent Máquinas de Aluguer, S.A. and Pavimental, S.A., an infrastructure upkeep group.

III. BASIS OF PRESENTATION AND VALUATION STANDARDS

All the financial and accounting information included in this documentation was prepared in accordance with generally accepted accounting principles and the criteria required by current law.

Regarding the principles and criteria used in Ferrovial's audited financial statements as at 31 December 2001, in 2002 there was a change in the way the financial expenses accrued during construction of toll roads are capitalized.

That change had no impact on group income – it simply reclassified line-items in the income statement.

Until now, financial expenses at some toll road concession subsidiaries were capitalized by crediting the "capitalized in-house work on fixed assets" item (revenue account) which is part of operating income in the income statement. Consequently, operating income was higher by that amount and the financial result was reduced by the same amount.

This distorted group operating income and the sales margin (in percentage terms) since they were both higher, but group net income was not affected.

In order to avoid that distortion on group operating income and ensure a correct comparison between periods from September 2002 onwards, effective 1 January 2002, the capitalization is carried out at all the companies with a direct credit to the financial expenses account.

IV. INDIVIDUAL COMPANY BALANCE SHEET

Units: Thousands of euros

ASSETS		2,002	2,001
A) DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL	0200		
I. Start-up expenses	0210		
II. Intangible assets	0220	1,208	622
II.1. Rights on leased assets	0221	978	
II.2. Other intangible assets	0222	230	622
III. Tangible fixed assets	0230	8,758	8,279
IV. Long-term financial investments	0240	1,266,430	710,500
V. Own shares held for the long term	0250	42,119	61,248
VI. Long-term trade receivables	0255		0
B) FIXED ASSETS (1)	0260	**1,318,515**	**780,649**
C) DEFERRED CHARGES (2)	0280	26	
I. Due from shareholders for called capital	0290		
II. Inventories	0300	1,327	622
III. Accounts receivable	0310	167,612	28,617
IV. Short-term financial investments	0320	517,730	180,483
V. Own shares held for the short term	0330		
VI. Cash	0340	1,179	717
VII. Accrual adjustments	0350	-172	724
D) CURRENT ASSETS	0360	**687,676**	**211,163**
TOTAL ASSETS (A + B + C + D)	0370	**2,006,217**	**991,812**

LIABILITIES		2002	2001
I. Subscribed capital	0500	140,265	140,265
II. Reserves	0510	472,252	480,734
III. Prior years' results	0520		
IV. Period results	0530	364,456	47,395
V. Interim dividends paid in the year	0550	-27,501	-24,544
A) SHAREHOLDERS' EQUITY	0560	**949,472**	**643,850**
B) DEFERRED REVENUES (3)	0590	0	0
C) PROVISIONS FOR CONTINGENCIES AND EXPENSES	0600	330	8,230
I. Issue of bonds and other marketable securities	0610		
II. Payable to credit institutions	0615	848	
III. Payable to group and associated companies	0620	125,000	
IV. Long-term trade payables	0625		
V. Other long-term payables	0630	64,197	
D) LONG-TERM DEBT	0640	**190,045**	**0**
I. Issue of bonds and other marketable securities	0650		
II. Payable to credit institutions	0655	1,056	2,915
III. Payable to group and associated companies	0660	836,622	303,656
IV. Trade payables	0665	21,506	6,393
V. Other short-term payables	0670	7,156	26,075
VI. Accrual adjustments	0680	3	222
E) CURRENT LIABILITIES (4)	0690	**866,343**	**339,261**
F) PROVISIONS FOR SHORT-TERM CONTINGENCIES AND EXPENSES	0695	27	471
TOTAL LIABILITIES (A + B + C + D + E + F)	0700	**2,006,217**	**991,812**

V. INDIVIDUAL COMPANY INCOME STATEMENT

Units: Thousands of euros

		2002		2001	
		Amount	%	Amount	%
+ Net revenues (5)	0800	44,535	100.00%	37,316	100.00%
+ Other revenues (6)	0810		0.00%		0.00%
+/- Change in finished product and product-in-process inventories	0820		0.00%		0.00%
= TOTAL PRODUCTION VALUE	0830	**44,535**	100.00%	**37,316**	100.00%
- Net purchases	0840	-1,397	-3.14%	-12,671	-33.96%
+/- Change in merchandise, raw material and other consumable inventories	0850	69	0.15%	10,434	27.96%
- External and operating expenses (7)	0860	-24,847	-55.79%	-16,514	-44.25%
= ADJUSTED ADDED VALUE	0870	**18,360**	41.23%	**18,565**	49.75%
+/- Other expenses and revenues (8)	0880		0.00%	0	0.00%
- Personnel expenses	0890	-18,192	-40.85%	-15,438	-41.37%
= GROSS OPERATING PROFIT	0900	**168**	0.38%	**3,127**	8.38%
- Depreciation and amortization	0910	-1,664	-3.74%	-8,924	-23.91%
- Reversion Fund provision	0915		0.00%	0	0.00%
- Change in working capital provisions (9)	0920		0.00%	256	0.69%
= NET OPERATING PROFIT	0930	**-1,496**	-3.36%	**-5,541**	-14.85%
+ Financial revenues	0940	302,317	678.83%	99,540	266.75%
- Financial expenses	0950	-14,110	-31.68%	-35,476	-95.07%
+ Capitalized interest and exchange differences	0960		0.00%	0	0.00%
- Amortization and financial provisions (10)	0970		0.00%	0	0.00%
= PROFIT ON ORDINARY ACTIVITIES	1020	**286,711**	643.79%	**58,523**	156.83%
+/- Results from intangible and tangible fixed assets and control portfolio (11)	1021		0.00%		0.00%
- Change in provisions for intangible and tangible fixed assets and control portfolio (12)	1023	-3,125	-7.02%	-10,936	-29.31%
+/- Results from transactions with own shares and bonds (13)	1025	15,971	35.86%		0.00%
+/- Prior years' results (14)	1026	-147	-0.33%	1,065	2.85%
+/- Other extraordinary items (15)	1030	5,128	11.51%	-7,488	-20.07%
= PROFIT BEFORE TAXES	1040	**304,538**	683.82%	**41,164**	110.31%
+/- Corporate income taxes and other	1042	59,918	134.54%	6,231	16.70%
= PERIOD PROFIT	1044	**364,456**	818.36%	**47,395**	127.01%

IV. CONSOLIDATED GROUP BALANCE SHEET

Units: Thousands of euros

ASSETS		2002	2001
A) DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL	1200	9,199	12,181
I. Start-up expenses	1210	9,404	5,547
II. Intangible assets	1220	147,657	176,653
II.1. Rights on leased assets	1221	5,552	9,184
II.2. Other intangible assets	1222	142,105	167,469
III. Tangible fixed assets	1230	4,878,107	4,907,028
IV. Long-term financial investments	1240	671,487	624,070
V. Controlling company shares held for the long term	1250	47,234	68,107
VI. Long-term trade receivables	1255		
B) FIXED ASSETS (1)	1260	**5,753,889**	**5,781,405**
C) GOODWILL IN CONSOLIDATION (2)	1270	355,724	222,455
D) DEFERRED CHARGES (2)	1280	875,422	752,612
I. Due from shareholders for called capital	1290		
II. Inventories	1300	1,213,919	1,021,786
III. Accounts receivable	1310	1,982,125	1,878,584
IV. Short-term financial investments	1320	783,847	974,537
V. Controlling company shares held for the short term	1330		
VI. Cash	1340	229,798	277,663
VII. Accrual adjustments	1350	62,661	60,059
E) CURRENT ASSETS	1360	**4,272,350**	**4,212,629**
TOTAL ASSETS (A + B + C + D + E)	1370	**11,266,584**	**10,981,282**

LIABILITIES		2002	2001
I. Subscribed capital	1500	140,265	140,265
II. Reserves at controlling company	1510	477,366	487,593
III. Reserves at consolidated companies (16)	1520	530,182	358,233
IV. Translation differences (17)	1530	-81,554	17,905
V. Results attributed to controlling company	1540	455,819	218,263
VI. Interim dividends paid in the year	1550	-27,501	-24,544
A) SHAREHOLDERS' EQUITY	1560	**1,494,577**	**1,197,715**
B) MINORITY INTERESTS	1570	774,312	425,337
C) NEGATIVE DIFFERENCE IN CONSOLIDATION	1580	9,195	8,364
D) DEFERRED REVENUES (3)	1590	68,778	51,597
E) PROVISIONS FOR CONTINGENCIES AND EXPENSES	1600	289,441	105,472
I. Issue of bonds and other marketable securities	1610	2,853,580	3,453,009
II. Payable to credit institutions	1615	1,461,719	1,792,355
III. Long-term trade payables	1625	420,393	349,315
IV. Other long-term payables	1630	80,866	46,610
F) LONG-TERM DEBT	1640	**4,816,558**	**5,641,289**
I. Issue of bonds and other marketable securities	1650	41,354	90,563
II. Payable to credit institutions	1655	352,488	257,757
III. Trade payables	1665	2,584,991	2,451,119
IV. Other short-term payables	1670	645,444	589,048
V. Accrual adjustments	1680	39,132	71,753
G) CURRENT LIABILITIES (4)	1690	**3,663,409**	**3,460,240**
H) PROVISIONS FOR SHORT-TERM CONTINGENCIES AND EXPENSE	1695	150,314	91,268
TOTAL LIABILITIES (A + B + C + D + E + F + G + H)	1700	**11,266,584**	**10,981,282**

V. CONSOLIDATED GROUP INCOME STATEMENT

Units: Thousands of euros

		2002		2001	
		Amount	%	Amount	%
+ Net revenues (5)	1800	5,040,224	100.00%	4,240,008	100.00%
+ Other revenues (6)	1810	36,233	0.72%	47,930	1.13%
+/- ~~Change in finished product and product-in-process~~ inventories	1820	4,364	0.09%	5,886	0.14%
= TOTAL PRODUCTION VALUE	1830	**5,080,821**	100.81%	**4,293,824**	101.27%
- Net purchases	1840	-1,112,686	-22.08%	-881,989	-20.80%
+/- Change in merchandise, raw material and other consumable inventories	1850		0.00%		0.00%
- External and operating expenses (7)	1860	-2,653,501	-52.65%	-2,326,452	-54.87%
= ADJUSTED ADDED VALUE	1870	**1,314,634**	26.08%	**1,085,383**	25.60%
+/- Other expenses and revenues (8)	1880	0	0.00%	0	0.00%
- Personnel expenses	1890	-663,116	-13.16%	-543,901	-12.83%
= GROSS OPERATING PROFIT	1900	**651,518**	12.93%	**541,482**	12.77%
- Depreciation and amortization	1910	-82,487	-1.64%	-88,805	-2.09%
- Reversion Fund provision	1915	-20,645	-0.41%	-11,561	-0.27%
- Change in working capital provisions (9)	1920	-63,403	-1.26%	-52,194	-1.23%
= NET OPERATING PROFIT	1930	**484,983**	9.62%	**388,922**	9.17%
+ Financial revenues	1940	60,285	1.20%	64,230	1.51%
- Financial expenses	1950	-85,032	-1.69%	-129,766	-3.06%
+ Capitalized interest and exchange differences	1960		0.00%	0	0.00%
- Amortization and financial provisions (10)	1970		0.00%	0	0.00%
+/- Translation differences (18)	1980		0.00%	0	0.00%
+/- Results at equity-accounted affiliates	1990	12,416	0.25%	10,484	0.25%
- Amortization of goodwill in consolidation	2000	-23,962	-0.48%	-10,155	-0.24%
+ Reversal of negative differences in consolidation	2010		0.00%	0	0.00%
= PROFIT ON ORDINARY ACTIVITIES	2020	**448,690**	8.90%	**323,715**	7.63%
+/- Results from intangible and tangible fixed assets and control portfolio (11)	2021	408,694	8.11%	34,733	0.82%
- Change in provisions for intangible and tangible fixed assets and control portfolio (12)	2023	**-6,165**	-0.12%	-2,775	-0.07%
+/- Results from transactions with own shares and bonds (1	2025	**15,791**	0.31%	137	0.00%
+/- Prior years' results (14)	2026	**-5,159**	-0.10%	1,452	0.03%
+/- Other extraordinary items (15)	2030	-177,586	-3.52%	-8,605	-0.20%
= PROFIT BEFORE TAXES	2040	**684,265**	13.58%	**348,657**	8.22%
+/- Corporate income taxes	2042	-207,264	-4.11%	-111,981	-2.64%
= PERIOD PROFIT	2044	**477,001**	9.46%	**236,676**	5.58%
+/- Profit attributed to minority interests	2050	-21,182	-0.42%	-18,413	-0.43%
= PERIOD PROFIT ATTRIBUTED TO CONTROLLING COMPANY	2060	**455,819**	9.04%	**218,263**	5.15%

VI. BREAKDOWN OF NET REVENUES BY ACTIVITY

ACTIVITY		INDIVIDUAL 2002	INDIVIDUAL 2001	CONSOLIDATED 2002	CONSOLIDATED 2001
Construction	2100	6,583	1,302	3,788,898	3,431,748
Real estate	2105		1,363	619,679	375,179
Concessions	2110			449,995	345,831
Services	2115			340,057	215,529
Other & adjustments	2120	37,952	34,651	-158,405	-128,279
	2125				
	2130				
	2135				
	2140				
Completed construction pending certification (*)	2145			252,760	198,122
Total net revenues	2150	**44,535**	**37,316**	**5,040,224**	**4,240,008**
Spanish market	2160	44,535	37,316	3,601,602	2,821,187
Exports to: European Union	2170			321,995	173,044
OECD	2173			831,137	928,455
Other countries	2175			285,490	317,322

(*) To be completed only by construction companies

VII. AVERAGE NUMBER OF EMPLOYEES IN THE PERIOD

		INDIVIDUAL 2002	INDIVIDUAL 2001	CONSOLIDATED 2002	CONSOLIDATED 2001
TOTAL EMPLOYEES	3000	179	168	28,454	23,522

VIII. BUSINESS PERFORMANCE

In the January-December period, consolidated revenues totaled 5.040 billion euros, 18.9% more than in 2001.

The breakdown by business area is as follows:

	Dec. 02	Dec. 01	Change (%)
Construction	3,788.9	3,431.7	10.4%
Real estate	619.7	375.2	65.2%
Infrastructure	449.9	345.8	30.1%
Services	340.1	215.0	58.2%
Adjustments	-158.4	-127.7	
Total	5,040.2	4,240.0	18.9%

VIII. BUSINESS PERFORMANCE

The main reasons for those increases are:

- **Construction:** strong pace of production, mainly in Spain (+22%) due to step-up of the contracts related to the Infrastructure Plan.

- **Infrastructure:** revenue growth at 407 ETR (+18%) and Ausol (+27%), greater contribution by Chilean toll roads and higher revenues at Bristol Airport.

- **Property:** increase in homes delivered and contribution by Don Piso (half year in 2001).

Operating income rose 29.9%, to 485 million euros, based on the following:

	Dec. 02	Dec. 01	Change (%)
Construction	155.2	122.5	26.7%
Real estate	103.8	88.0	18.0%
Infrastructure	210.7	161.1	30.8%
Services	18.4	11.8	55.9%
Adjustments	-3.1	-9.9	
Total	485.0	373.5	29.9%

The operating margin was 9.6%, compared with 8.8% in December 2001.

This considerable increase was due to the sharp rise in revenues in all the divisions and an improvement in the construction margin despite the drop in the property margin from 24% to 17% due to considerable land sales in 2001 (65 million euros), with a gross margin of 41%.

The concessionaires' net financial expense increased due to higher debt as a result of the full consolidation of Santiago-Talca (US$421 million), which was equity-accounted until September 2001.

The rest of group activities recorded financial gains in 2002 due to the positive cash balance, compared with the debt position in 2001.

The positive cash balance in 2002 was due to the sale of 40% of Cintra, S.A. to Macquarie Infrastructure Group for 816 million euros (Cintra deal).

The net cash position at the end of the period was 302.9 million euros (excluding concessionaires' debt, which is without recourse to Ferrovial), compared with debt of 287 million euros in 2001.

Gearing was zero, compared with 24% in 2001.

Extraordinary items amounted to 236 million euros and include mainly the formalization of the Cintra deal.

The main items are as follows:

Detail of extraordinary items	Dec. 02
Cintra deal	383.0
Provisions for Latin America (1)	-156.8
Budimex	-11.7
Provisions for investments & other	-7.1
Sale of Wanadoo	11.2
Sale of own shares	17.0
Total extraordinary items	235.6

(1) This provision is to adjust the Concession division's Latin American investments, especially the Chilean toll road concession companies.

Excluding the aforementioned effect and the Cintra deal, extraordinary items amount to 9.5 million euros, compared with 25 million euros in 2001.

VIII. BUSINESS PERFORMANCE

Net income grew 109% to 456 million euros. The increase was 18%, excluding the extraordinary gains on the Cintra deal and the provisions for Grupo Ferrovial's and Cintra's investments in Latin America.

The main operating items performed as follows:

	Dec. 02	Dec. 01	Change (%)
Construction backlog	5,922	5,599	5.8%
Property pre-sales	655	604	8.4%
Property backlog	955	767	24.6%
Services backlog	816	718	13.6%
Average daily traffic (ADT)			
Autema	15,007	13,773	9.0%
Ausol	15,397	13,201	16.6%
407 ETR	254,978	235,952	8.1%

The main contracts obtained by Ferrovial were:

Construction in Spain

- R-4 road
- Ceuta desalination plant
- Cantabria-Meseta road. Pesquera - Reinosa section (North).
- Mediterranean-Granada road. Albuñol-Adra bypass link
- Córdoba -Málaga high-speed railway. Cartama-Alora and Espartal tunnels section, Málaga province.
- Expansion of Barcelona airport

Construction outside Spain

- Warsaw airport

Services

- Municipal services in Vicálvaro
- Municipal services in Sector II (Almería)
- Upkeep of M-40 road
- Upkeep of A-7 road
- Maintenance for the Spanish Post Office
- Maintenance for Valdecilla hospital
- Maintenance for Virgen de Arrixaca hospital

Information about transactions with related companies (Article 37 of Law 44/2002)

The transactions performed by Grupo Ferrovial, S.A. and its subsidiaries in 2002 with related companies were as follows:

a) With significant shareholders of the company:

- Services received amounting to 314,000 euros
- Services provided amounting to 99,000 euros

VIII. BUSINESS PERFORMANCE

b) With directors of Grupo Ferrovial, S.A. and companies in which they own a stake or in which they hold an executive office:

- Services received amounting to 73,000 euros
- Services provided amounting to 33,000 euros

At 31 December 2002, Grupo Ferrovial and its dependent companies were involved in the following transactions with financial institutions, in which some member of the Board of Directors holds an executive office.

- Guarantees amounting to 12 million euros (0.4% of the guarantee lines contracted).
- Short-term financial investments amounting to 10 million euros (1.3% of the group's total short-term financial investments).

c) With members of the Steering Committee and executives immediately accountable to the Chairman or CEO. of Grupo Ferrovial, S.A.

Collections amounting to 32,000 euros regarding the sale of homes under the general conditions applicable to Ferrovial employees.

All the transactions stated in sections a), b) and c) were performed under market conditions.

IX. DIVIDENDS DISTRIBUTED IN THE PERIOD:

(Include the dividends distributed from the start of the business year.)

		% of par value	Euros per share	Amount ('000s euros)
1. Ordinary shares	3100	42.8%	0.43	58,834
2. Preference shares	3110			
3. Non-voting shares	3120			

Additional information about distributed dividends

On 22 March 2002, the Shareholders' Meeting of Grupo Ferrovial, S.A. resolved to pay a supplementary dividend of 0.13 euros per share (17,710,222.53 euros) out of 2001 income and an additional dividend of 0.10 euros per share (13,623,248.10 euros) out of voluntary reserves, excluding the treasury stock existing at the time of the aforementioned meeting.
This dividend was paid in May 2002.

On 24 October 2002, the Board of Directors of Grupo Ferrovial, S.A. resolved to pay an interim dividend of 0.20 euros per share (27,501,360,200 euros) out of 2002 income, effective 15 November 2002, after excluding the treasury stock existing at the time of the distribution.

X. SIGNIFICANT EVENTS (*)

		YES	NO
1. Acquisitions or transfer of holdings in listed companies subject to mandatory disclosure in accordance with art. 53 of the Spanish Securities Market Law (5% and multiples)	3200		X
2. Acquisition of treasury stock subject to mandatory disclosure in accordance with additional provision 1 of the Spanish Corporations Law (1%)	3210		X
3. Other significant increases and decreases in fixed assets (holdings of over 10% in unlisted companies, significant material investments or divestments, etc.)	3220	X	
4. Increase and decrease in share capital or securities value	3230		X
5. Issuance, redemption or cancellation of debt securities	3240		X
6. Change in Directors or Board of Directors	3250	X	
7. Amendments to the Company Bylaws	3260	X	
8. Transformation, mergers or spin-offs	3270		X
9. Changes in the sector's institutional regularization with a significant effect on the economic or financial situation of the Company or Group	3280		X
10. Lawsuits, litigation or disputes that may have a significant effect on the net worth position of the Company or Group	3290		X
11. Bankruptcy, protection from creditors, etc.	3310		X
12. Special agreements on total or partial limitation, assignment or waiver of voting and dividend rights of the Company shares	3320		X
13. Strategic agreements with domestic or foreign groups (stock deals, etc.)	3330		X
14. Other significant events	3340		X

(*) Mark the corresponding box with an X; if affirmative, include annex detailing the date of the notification to the CNMV and the SRVB.

XI. ANNEX EXPLAINING SIGNIFICANT EVENTS

1. On 22 March 2002, the Shareholders' Meeting approved, among others, the following resolutions:

- Approval of the 2001 consolidated financial statements, in which income attributable to the controlling company amounted to 218.3 million euros.

- Approval of the 2001 individual financial statements, in which income totaled 47.4 million euros.

- Distribution of a dividend of 0.41 euros per share paid out of 2001 income.

- Appointment of Joaquín Ayuso García as a member of the company's Board of Directors. Re-appointment of the directors Santiago Bergareche Busquet, Jaime Carvajal Urquijo and Fernando del Pino y Calvo-Sotelo.

- Re-appointment of Arthur Andersen as the auditor of the company and its consolidated group for 2002.

- Amendment to article 25 of the bylaws relating to remuneration of members of the Board of Directors, to establish remuneration formulas comprising the delivery of shares or stock options or indexed to the share price.

- Authorization so that the Board of Directors can acquire a maximum number of own shares representing up to 5% of capital stock.

2. On 25 January, the Board of Directors resolved to appoint Santiago Bergareche Busquet as non-executive Vice-chairman of the Board of Directors.

3. On 22 March 2002, the Board of Directors approved the appointment of Joaquín Ayuso García as the company CEO and member of the Executive Committee. The following directors were re-appointed as members of that Committee: Santiago Bergareche Busquet, Jaime Carvajal Urquijo and Fernando del Pino y Calvo-Sotelo.

4. On 31 May, the Board of Directors co-opted Gabriele Burgio as an independent director as a result of the resignation of Manuel Azpilicueta Ferrer.

5. On 15 January 2002, the agreement signed in September 2001 between Grupo Ferrovial and Macquarie Infrastructure Group (MIG) was finalized in which the latter acquired 40% of Cintra Concesiones de Infraestructuras de Transporte, S.A. for 816 million euros.

6. Grupo Ferrovial, S.A., via Cintra, reached an agreement to acquire an additional 5.8% of 407 ETR, owner of the 407 Express Toll Route in Toronto. Following the acquisition, Cintra now owns 67.1%. This investment totals 128.2 million euros and will be financed through Cintra's shareholders' equity.

7. Grupo Ferrovial, S.A. has a 20% stake in the consortium that obtained a 95-year concession to operate Sydney Airport. Ferrovial invested 233 million euros of this 3.850 billion euros contract.

8. On 24 October 2002, the Board of Directors resolved to distribute an interim dividend of 0.20 euros gross per share out of period income.

The foregoing significant events were filed with the CNMV on 15 and 25 January, 1, 20 and 22 March, 5 and 25 June, and 28 October 2002.

In accordance with the provisions of article 82 of the Securities Market Law (*Ley del Mercado de Valores*), GRUPO FERROVIAL, S.A. hereby notifies the *Comisión Nacional del Mercado de Valores* of the following:

SIGNIFICANT EVENTS

1. For the corresponding purposes it is hereby certified that, at today's Annual Meeting of Shareholders and in accordance with the Board of Directors' proposals, resolutions were adopted on the following matters :

   - Approval of the financial statements and management report of Grupo Ferrovial, S.A. and its consolidated group for 2002.

   - Application of 2002 results and the distribution of a dividend of 0.67 euros per share, which, net of the interim dividend already paid, involves the payment of 0.47 euros per share to be distributed from 12 May 2003.

   - Approval of the conduct of business by the Board of Directors in 2002.

   - Ratification of the appointment by co-option of Gabriele Burgio as Director.

   - Re-appointment of the following Directors: Rafael del Pino y Calvo-Sotelo, José María Pérez Tremps, Santiago Eguidazu Mayor, Juan Arena de la Mora and the company Portman Baela S.L.

   - Appointment of CASA GRANDE DE CARTAGENA S.L. as Director to replace PROFESA INVESTMENTS, B.V.

   - Appointment of PriceWaterHouseCoopers Auditores S.L. as auditors for the company and its consolidated group for the next three years.

   - Amendment to the Bylaws in order to regulate the Audit and Control Committee.

- Authorisation to the Board of Directors to establish the obligation that its members allocate the remuneration they receive in their status as directors to the acquisition of shares of the company; this matter will be addressed in a supplementary disclosure in the near future.

The terms of the resolutions approved by the General Meeting on each point of the agenda coincide with the proposed resolutions submitted to the *Comisión Nacional del Mercado de Valores* on 27 February 2003.

2. At the Board of Directors meeting on that same day, it was resolved to re-appoint Rafael del Pino y Calvo-Sotelo as CEO.

Madrid, 21 March 2003

José María Pérez Tremps
Director and Company Secretary - Grupo Ferrovial, S.A.